Exhibit 99.1

Cellectis Reports 4th Quarter and Full Year 2017 Financial Results

  First dose cohort of PhI intermediary data of UCART19 presented at ASH in December 2017, showing 83% CR rate in 12 high tumor burden ALL patients at D28
  GMP manufacturing of UCART22, representing already the third allogeneic, off-the-shelf, TALEN® gene-edited CAR T-Cell campaign after UCART19 and UCART123
  UCART123 patient enrolment resumed in December for both Ph1 trials in acute myeloid leukemia (AML) and in blastic plasmacytoid dendritic cell neoplasm (BPDCN), following the lift of the clinical hold by the FDA in November 2017
  High multiplexed gene editing efficiency presented using TALEN® in T-Cells with simultaneous double knock-out and double knock-in achieved at 68.1%
  Nasdaq IPO of Calyxt in July, with gross proceeds of $64.4 million to Calyxt; Cellectis retains 79.3% ownership as of February 28, 2018.
  Cash1 position of $297 million as of December 31, 2017, compared to $291 million as of December 31, 2016

NEW YORK--(BUSINESS WIRE)--March 12, 2018--Regulatory News:

Cellectis (Paris:ALCLS) (NASDAQ:CLLS) (Euronext Growth: ALCLS - Nasdaq: CLLS), a clinical-stage biopharmaceutical company focused on developing immunotherapies based on gene-edited allogeneic CAR T-cells (UCART), announced today its results for the three-month period ended December 31, 2017 and for the year ended December 31, 2017.

“I would like to highlight what remarkable progress we made in 2017, by transforming the off-the-shelf CAR T-cell concept into reality. I believe I can say without a doubt that we have only just scratched the surface of what a powerful treatment CAR T-cell therapy represents. 2018 will be a turning point for Cellectis, extending our lead in the allogeneic CAR T-cell field,” said André Choulika, Chairman and Chief Executive Officer, Cellectis.

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1 Cash position includes cash, cash equivalents and current financial assets.

Earnings Call Details

Cellectis to hold a conference call for investors on Tuesday, March 13, 2018 at 8 a.m. EDT – 1 p.m. Paris Time. The call will include the company's fourth quarter 2017 and year-end financial results.

The live dial-in information for the conference call is:

US & Canada only: 877-407-3104

International: 201-493-6792

In addition, a replay of the call will be available for 6 months following the conference by calling 877-660-6853 (Toll Free US & Canada); 201-612-7415 (Toll Free International).

The archived webcast of this event will be available archived for 6 months:

https://78449.themediaframe.com/dataconf/productusers/clls/mediaframe/23530/indexl.html

Cellectis - Therapeutics

UCART19: TALEN® gene-edited, allogeneic CAR T-Cell product candidate in ALL patients, exclusively licensed to Servier

Intermediary results from the two Phase I clinical trials of UCART19 were presented by Servier at the 59th American Society of Hematology (ASH) Annual Meeting and Exposition in Atlanta. UCART19 is an investigational allogeneic anti-CD19 CAR T-cell product candidate, used in adult and pediatric patients with relapsed or refractory (R/R) CD19-positive B-cell acute lymphoblastic leukemia (B-ALL). These first-in-human data demonstrated the safety and tolerability of UCART19, resulting in an 83% complete remission rate across the adult and pediatric patient populations at day 28 post CAR T-cell infusion. Our commercial partner Servier is currently expanding the UCART19 clinical studies in multiple centers in the U.S. and Europe and we are expecting further clinical updates by year-end 2018.

Additional results from the two Phase I clinical trials with UCART19 will be presented on March 21, 2018 during the European society for Blood and Marrow Transplantation (EBMT) Annual Meeting to be held in Lisbon, Portugal.

Successful GMP manufacturing of UCART22, representing already the third allogeneic, off-the-shelf, TALEN® gene-edited CAR T-cell campaign after UCART19 and UCART123

UCART22 is currently in GMP manufacturing, expected to yield clinical supplies for the planned Ph1 study in ALL patients. Pending the completion of the manufacturing campaign, Cellectis plans to file an Investigational New Drug (IND) application in the first half of 2018. The UCART22 manufacturing campaign represents already the third consecutive manufacturing campaign of a TALEN® gene-edited CAR T-cell campaign after UCART19 and UCART123, positioning Cellectis as a leader in the allogeneic, off-the-shelf CAR T-cell space.

UCART123: Cellectis’ TALEN® gene-edited, allogeneic CAR T product candidate in AML and BPDCN Patients

In December 2017, patient enrollment has resumed in both Phase I clinical trials of UCART123 in acute myeloid leukemia (AML) and blastic plasmacytoid dendritic cell neoplasm (BPDCN). On November 6, 2017, Cellectis announced that the U.S. Food and Drug Administration (FDA) has lifted the clinical hold, previously announced on September 4, 2017, on both Phase I trials of UCART123. In connection with the lifting of the clinical hold, Cellectis agreed with the FDA to certain revisions to be implemented in Phase I UCART123 protocols.

Corporate

Cellectis announced on December 4, 2017 the appointments of Ms. Elsy Boglioli to the role of Executive Vice President, Strategy and Corporate Development, and Prof. Stéphane Depil, MD, PhD, to the role of Senior Vice President Research & Development and Chief Medical Officer. Ms. Boglioli’s responsibilities include directing the long-term strategy and current business priorities of Cellectis to ensure that the overall mission of the Company is fulfilled. Ms. Boglioli joins Cellectis from Boston Consulting Group (BCG), where she served as Partner and Managing Director, and leader of BCG’s biotech-focused business in Europe. Prof. Depil’s responsibilities include bringing Cellectis' product candidates to clinical-stage development, strategic and operational management of all therapeutic activities, and supervising research and development projects for the Company. Prof. Depil continues his academic and research activities as adjunct Professor at Léon Bérard Cancer Center & University Claude Bernard in Lyon, France.

Scientific Publications

A poster has been presented at the Keystone Conference in February 2018, showcasing the high gene-editing efficiency of TALEN®. A T-cell was edited using TALEN®, to knock out the TCR alpha and beta chain, knock out the B2M molecule, knock in the CAR construct and knock in an NK cell inhibitor. This simultaneous double knock out and double knock in resulted at a 68.1% efficiency.

A study has been published in November 2017 in Molecular Therapy — Nucleic Acids describing the educated engineering of highly specific and efficient TAL nucleases (TALEN®) targeting PD1, a key T-cell immune checkpoint.

Upcoming Investor Conferences

Cellectis will participate in Oppenheimer’s 28th Annual Healthcare Conference & Sachs BioCapital USA Forum both on March 21 in New York, and Guggenheim Conference on Disruptive Technologies in Immuno-Oncology on March 27, 2018 in New York.

Calyxt

On December 12, 2017 Calyxt signed a partnership with Farmer’s Business Network, Inc (FBNSM), the independent farmer-to-farmer network, to expand the distribution and grower base of Calyxt’s identity-preserved high oleic soybeans in the upper Midwest region, including South Dakota and Minnesota. This new partnership enables FBN DirectTM to distribute Calyxt’s identity-preserved high oleic soybean seeds to growers in its network.

Calyxt announced on March 1, 2018 having contracted over 10,000 acres with 50 farmers in the Midwest. Overall, these growers collectively farm over 100,000 acres, half of which are expected to produce soybeans. Twenty percent of the soybeans that are anticipated to be planted consist of Calyxt’s high-oleic variety.

Corporate

Initial Public Offering: On July 25, 2017, Calyxt completed an initial public offering of its common stock, selling an aggregate of 8,050,000 shares of common stock at a price of $8.00 per share (including 1,050,000 shares of common stock pursuant to the exercise by the underwriters of their option to purchase additional shares). Calyxt received net proceeds of approximately $58.0 million, after deducting underwriting discounts and commissions and offering expenses. As part of the IPO, Cellectis purchased 2,500,000 shares of common stock for a value of $20.0 million, which is included in the net proceeds that Calyxt received. Calyxt used $5.7 million of the proceeds to cover a portion of the outstanding obligations owed to Cellectis. As of February 28, 2018, Cellectis owns 79.3% of the outstanding Calyxt’s common shares.

Financial Results

Cellectis’ consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board (“GAAP”).

Effective in the third quarter of 2017, Cellectis changed the presentation currency of its consolidated financial statements from the euro to the U.S. dollar, in order to enhance comparability with peers, which present their financial statements primarily in U.S. dollar.

Fourth quarter 2017 Financial Results

Cash: As of December 31, 2017, Cellectis had $297.0 million in total cash, cash equivalents and current financial assets compared to $304.1 million as of September 30, 2017. This decrease of $7.1 million reflects (i), the net cash flows used by operating activities of $9.5 million and (ii) net cash provided by investing activities of $0.5 million, partially offset by (iii) the unrealized positive translation effect of exchange rate fluctuations on U.S. dollar cash, cash equivalents and current financial assets of $2.0 million and (iv) net cash flows provided by financing activities of $0.9 due to the exercise of Cellectis warrants and stock options during the period.

Cellectis expects that its cash, cash equivalents and current financial assets of $297.0 million as of December 31, 2017 will be sufficient to fund its current operations into 2020.

Revenues and Other Income: During the quarters ended December 31, 2016 and 2017, we recorded $13.0 million and $6.9 million, respectively, in revenues and other income. This decrease of $6.1 million is mainly due to (i) a $2.4 million decrease in collaboration revenues of which $1.4 million represented decreased recognition of upfront already paid to Cellectis and a $1.0 million decrease in research and development cost reimbursements, (ii) a $0.1 million decrease in license revenue, (iii) a $2.2 million decrease in research credit tax and (iv) a $1.4 million decrease in subsidies and other revenues.

Total Operating Expenses: Total operating expenses for the fourth quarter of 2017 were $34.7 million, compared to $33.3 million for the fourth quarter of 2016. The non-cash stock-based compensation expenses included in these amounts were $10.8 million and $14.1 million, respectively.

R&D Expenses: For the quarters ended December 31, 2016 and 2017, research and development expenses increased by $0.6 million from $20.2 million in 2016 to $20.7 million in 2017. Personnel expenses decreased by $2.5 million from $12.5 million in 2016 to $10.0 million in 2017, primarily due to a $2.8 million decrease in non-cash stock based compensation expense and a $0.8 million decrease in social charges on stock options grants, partly offset by a $1.1 million increase in wages and salaries. Purchases and external expenses increased by $2.4 million from $7.0 million in 2016 to $9.3 million in 2017, mainly due to increased expenses related to payments to third parties participating in product development, purchases of biological raw materials, expenses related to process development and expenses associated with the use of laboratories and other facilities. Other expenses increased by $0.7 million for the fourth quarter of 2017 compared to the fourth quarter of 2016, mainly driven by impairment of assets in 2017 related to the Montvale site ($0.8 million).

SG&A Expenses: During the quarters ended December 31, 2016 and 2017, we recorded $12.3 million and $13.0 million, respectively, of selling, general and administrative expenses. The increase of $0.7 million primarily reflects an increase of $0.9 million in purchases and external expenses, and is partially offset by (i) a $0.1 million decrease in personnel expenses from $9.6 million to $9.5 million, attributable, among other things, to a $0.5 million decrease in social charges on stock options grants partially offset by a $0.3 increase in wages and salaries and an increase of $0.1 million in non-cash stock-based compensation expense, and (ii) a $0.1 million decrease in other expenses.

Financial Gain (Loss): The financial gain was $6.9 million for the fourth quarter of 2016 compared with a financial loss of $1.0 million for the fourth quarter of 2017. The change in financial result was primarily attributable to an increase in net foreign exchange loss of $9.7 million due to the effect of exchange rate fluctuations on our U.S. dollar cash and cash equivalent accounts, partially offset by an increase of $1.5 million in fair value adjustment income on our foreign exchange derivatives and current financial assets and an increase of $0.3 million in interest income.

Net Income (Loss) Attributable to Shareholders of Cellectis: During the three months ended December 31, 2016 and 2017, we recorded a net loss attributable to shareholders of Cellectis of $13.5 million (or $0.38 per share) and net loss attributable to shareholders of Cellectis of $27.2 million (or $0.76 per share), respectively. Adjusted net loss attributable to shareholders of Cellectis for the fourth quarter of 2017 was $16.4 million ($0.46 per share) compared to adjusted net income attributable to shareholders of Cellectis of $0.6 million ($0.02 per share), for the fourth quarter of 2016. Adjusted net income (loss) attributable to shareholders of Cellectis for the fourth quarter of 2017 and 2016 excludes non-cash stock-based compensation expense of $10.8 million and $14.1 million, respectively. Please see "Note Regarding Use of Non-GAAP Financial Measures" for reconciliation of GAAP net income (loss) attributable to shareholders of Cellectis to adjusted income (loss) attributable to shareholders of Cellectis.

Full year 2017 Financial Results

Cash: As of December 31, 2017 Cellectis had $297.0 million in total cash, cash equivalents and current financial assets compared to $ 291.2 million as of December 31, 2016. This increase of $5.8 million primarily reflects (i) the proceeds of $38.0 million in the Calyxt IPO, (ii) the net cash provided by investing activities of $1.8 million, including $7.0 million of proceeds from Calyxt’s sale leaseback transaction, and (iii) the unrealized positive translation effect of exchange rate fluctuations on U.S. dollar cash, cash equivalents and current financial assets of $15.1 million, partially offset by net cash flows used by operating activities of $52.3 million.

Revenues and Other Income: During the years ended December 31, 2016 and 2017, we recorded $56.4 million and $33.7 million, respectively, in revenues and other income. This decrease of $22.7 million is mainly due to (i) a $19.1 million decrease in collaboration revenues, of which $8.5 million represents one-time milestone revenue received during the second quarter of 2016 with the first patient dosed in the Phase I clinical trial for UCART19, $6.0 million represents decreased recognition of upfront fees already paid to Cellectis, $1.9 million represents decreased research and development cost reimbursements and $2.8 million represents decreased revenue from payments by Servier for the supply of raw materials and batches of UCART19 products, partially offset by the increase of $0.1 million in other services and products provided to Pfizer, and (ii) a $0.5 million decrease in other licenses revenue, (iii) a $1.7 million decrease in research tax credits, and (iv) a $1.4 million decrease in subsidies and other revenues.

Total Operating Expenses: Total operating expenses for the year ended December 31, 2017 were $126.4 million, compared to $123.7 million for the year ended December 31, 2016. The non-cash stock-based compensation expenses included in these amounts were $48.9 million and $58.6 million, respectively.

R&D Expenses: For the years ended December 31, 2016 and 2017, research and development expenses increased by $0.8 million from $78.5 million in 2016 to $79.2 million in 2017. Personnel expenses decreased by $11.1 million from $49.0 million in 2016 to $37.9 million in 2017, primarily due to a $9.4 million decrease in non-cash stock based compensation expense, and a $2.8 million decrease in social charges on stock options grants, partly offset by a $1.1 million increase in wages and salaries. Purchases and external expenses increased by $10.7 million from $27.7 million in 2016 to $38.5 million in 2017, mainly due to increased expenses related to payments to third parties participating in product development, purchases of biological raw materials, expenses related to process development and expenses associated with the use of laboratories and other facilities. 2017 expenses include manufacturing costs related to UCART123, UCART CS1 and UCART22 and expenses related to UCART123 clinical trials. Other expenses increased by $1.1 million mainly due to impairment of assets in 2017 related to Montvale site ($0.8 million).

SG&A Expenses: During the years ended December 31, 2016 and 2017, we recorded $43.4 million and $44.7 million, respectively, of selling, general and administrative expenses. The increase of $1.3 million primarily reflects (i) an increase of $1.0 million in personnel expenses from $33.5 million to $34.5 million, attributable to a $2.0 million increase in wages and salaries and a $1.2 million increase in non-cash stock-based compensation expense, partly offset by a decrease of $2.2 million of social charges on stock options grants, and (ii) a $0.1 increase in other expenses due to higher business taxes and higher provisions, partially offset by a $0.3 million decrease in purchases and external expenses.

Financial Gain (Loss): The financial loss was almost null for the year ended December 31, 2016 compared with financial loss of $11.0 million for the year ended December 31, 2017. The change in financial result was mainly attributable to an decrease in net foreign exchange gain ($17.2 million), partly offset by an increase of foreign exchange derivatives fair value adjustment ($5.8 million), and an increase in interest income ($0.5 million).

Net Income (Loss) Attributable to Shareholders of Cellectis: During the years ended December 31, 2016 and 2017, we recorded a net loss attributable to shareholders of Cellectis of $67.3 million (or $1.91 per share) and a net loss attributable to shareholders of Cellectis of $99.4 million (or $2.78 per share), respectively. Adjusted net loss attributable to shareholders of Cellectis for the year ended December 31, 2017 was $50.4 million ($1.41 per share) compared to adjusted net loss attributable to shareholders of Cellectis of $8.6 million ($0.24 per share), for the year ended December 31, 2016. Adjusted loss attributable to shareholders of Cellectis for the year ended December 31, 2017 and 2016 excludes a non-cash stock-based compensation expense of $48.9 million and $58.6 million, respectively. Please see "Note Regarding Use of Non-GAAP Financial Measures" for a reconciliation of GAAP net income (loss) attributable to shareholders of Cellectis to Adjusted income (loss) attributable to shareholders of Cellectis.

CELLECTIS S.A. STATEMENT OF CONSOLIDATED FINANCIAL POSITION ($ in thousands, except per share data)

As of
	December 31, 2016	December 31, 2017

ASSETS
Non-current assets
Intangible assets	1 343	1 431
Property, plant, and equipment	16 900	7 226
Other non-current financial assets	691	1 004
Total non-current assets	18 935	9 661

Current assets
Inventories	118	250
Trade receivables	3 627	2 753
Subsidies receivables	8 723	9 524
Other current assets	8 870	13 713
Cash and cash equivalent and Current financial assets	291 159	296 982
Total current assets	312 498	323 221
TOTAL ASSETS	331 432	332 882

LIABILITIES
Shareholders’ equity
Share capital	2 332	2 367
Premiums related to the share capital	568 185	614 037
Treasury share reserve	(416)	(297)
Currency translation adjustment	(22 174)	1 978
Retained earnings	(207 875)	(251 927)
Net income (loss)	(67 255)	(99 368)
Total shareholders’ equity - Group Share	272 795	266 791
Non-controlling interests	1 876	19 113
Total shareholders’ equity	274 671	285 904

Non-current liabilities
Non-current financial liabilities	30	13
Non-current provisions	560	3 430
Total non-current liabilities	590	3 443

Current liabilities
Current financial liabilities	1 730	21
Trade payables	9 722	9 460
Deferred revenues and deferred income	38 929	26 056
Current provisions	594	1 427
Other current liabilities	5 196	6 570
Total current liabilities	56 171	43 534
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	331 432	332 882

CELLECTIS S.A. STATEMENT OF CONSOLIDATED OPERATIONS – Fourth quarter (unaudited) ($ in thousands, except per share data)

	For the three-month period ended December 31,
	2016	2017

Revenues and other income
Revenues	8 199	5 725
Other income	4 815	1 185
Total revenues and other income	13 014	6 910
Operating expenses
Royalty expenses	(616)	(883)
Research and development expenses	(20 154)	(20 704)
Selling, general and administrative expenses	(12 291)	(12 992)
Other operating income and expenses	(277)	(94)
Total operating expenses	(33 337)	(34 672)

Operating income (loss)	(20 323)	(27 762)

Financial gain (loss)	6 872	(958)

Net income (loss)	(13 451)	(28 721)
Attributable to shareholders of Cellectis	(13 451)	(27 171)
Attributable to non-controlling interests	-	(1 550)

Basic net income (loss) attributable to shareholders of Cellectis per share ($/share)	(0.38)	(0.76)

Diluted net income (loss) attributable to shareholders of Cellectis per share ($/share)	(0.38)	(0.76)

CELLECTIS S.A. STATEMENT OF CONSOLIDATED OPERATIONS – Full year ($ in thousands, except per share data)

For the year ended December 31,
	2016	2017

Revenues and other income
Revenues	44 808	25 188
Other income	11 637	8 528
Total revenues and other income	56 444	33 715
Operating expenses
Royalty expenses	(1 777)	(2 620)
Research and development expenses	(78 458)	(79 227)
Selling, general and administrative expenses	(43 413)	(44 750)
Other operating income and expenses	(99)	232
Total operating expenses	(123 746)	(126 366)

Operating income (loss)	(67 302)	(92 650)

Financial gain (loss)	46	(11 032)

Net income (loss)	(67 255)	(103 683)
Attributable to shareholders of Cellectis	(67 255)	(99 368)
Attributable to non-controlling interests	-	(4 315)

Basic net income (loss) attributable to shareholders of Cellectis per share ($/share)	(1.91)	(2.78)

Diluted net income (loss) attributable to shareholders of Cellectis per share ($/share)	(1.91)	(2.78)

Note Regarding Use of Non-GAAP Financial Measures

This press release includes a presentation of adjusted net income (loss) attributable to shareholders of Cellectis. Adjusted net income (loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. We have included in this press release a reconciliation of this figure to Net income (loss) attributable to shareholders of Cellectis, which is the most directly comparable financial measure calculated in accordance with IFRS. Because adjusted net income (loss) attributable to shareholders of Cellectis excludes Non-cash stock-based compensation expense (a non-cash expense), we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure. In particular, we believe that the elimination of Non-cash stock-based expenses from Net income (loss) attributable to shareholders of Cellectis can provide a useful measure for period-to-period comparisons of our core business. Our use of adjusted net income (loss) attributable to shareholders of Cellectis has limitations as an analytical tool, however, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) other companies, including companies in our industry which use stock-based compensation, may address the impact of Non-cash stock-based compensation expense differently; and (b) other companies may report adjusted net income (loss) attributable to shareholders or similarly titled measures but calculate them differently, which reduces its usefulness as a comparative measure. Because of these and other limitations, you should consider adjusted net income (loss) attributable to shareholders of Cellectis alongside our IFRS financial results, including Net income (loss) attributable to shareholders of Cellectis.

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME – Fourth quarter (unaudited) ($ in thousands, except per share data)

	For the three-month period ended December 31,
	2016	2017

Net income (loss) attributable to shareholders of Cellectis	(13 451)	(27 171)
Adjustment: Non-cash stock-based compensation expense attributable to shareholders of Cellectis	14 094	10 796
Adjusted net income (loss) attributable to shareholders of Cellectis	643	(16 374)

Basic Adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	0.02	(0.46)

Weighted average number of outstanding shares, basic (units) (1)	35 335 060	35 949 421

Diluted Adjusted net income (loss) attributable to shareholders of Cellectis ($/share) (1)	0.02	(0.46)

Weighted average number of outstanding shares, diluted (units) (1)	35 784 068	36 128 350

(1) When we have adjusted net loss, we use the Weighted average number of outstanding shares, basic to compute the Diluted adjusted net loss attributable to shareholders of Cellectis
($/share). When we have adjusted net income, we use the Weighted average number of outstanding shares, diluted to compute the Diluted adjusted net income attributable to shareholders of Cellectis ($/share)

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME – Full year ($ in thousands, except per share data)

	For the year ended December 31,
	2016	2017

Net income (loss) attributable to shareholders of Cellectis	(67 255)	(99 368)
Adjustment: Non-cash stock-based compensation expense attributable to shareholders of Cellectis	58 622	48 925
Adjusted net income (loss) attributable to shareholders of Cellectis	(8 633)	(50 443)

Basic Adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(0.24)	(1.41)

Weighted average number of outstanding shares, basic (units) (1)	35 289 932	35 690 636

Diluted Adjusted net income (loss) attributable to shareholders of Cellectis ($/share) (1)	(0.24)	(1.41)

Weighted average number of outstanding shares, diluted (units) (1)	35 811 772	35 715 321

(1) When we have adjusted net loss, as requested by IFRS, we use the Weighted average number of outstanding shares, basic to compute the Diluted adjusted net income (loss)
attributable to shareholders of Cellectis ($/share). When we have adjusted net income, as requested by IFRS, we use the Weighted average number of outstanding shares, diluted to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis
($/share)

About Cellectis

Cellectis is a clinical-stage biopharmaceutical company focused on developing a new generation of cancer immunotherapies based on gene-edited T-cells (UCART). By capitalizing on its 18 years of expertise in gene editing – built on its flagship TALEN® technology and pioneering electroporation system PulseAgile – Cellectis uses the power of the immune system to target and eradicate cancer cells.

Using its life-science-focused, pioneering genome engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets.

Cellectis is listed on the Nasdaq market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it. TALEN® is a registered trademark owned by Cellectis.

Disclaimer

This press release contains “forward-looking” statements that are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Further information on the risks factors that may affect company business and financial performance, is included in filings Cellectis makes with the Securities and Exchange Commission from time to time and its financial reports. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

CONTACT:
Cellectis
Media:
Jennifer Moore, 917-580-1088
VP of Communications
media@cellectis.com
or
Caitlin Kasunich, 212-896-1241
KCSA Strategic Communications
ckasunich@kcsa.com
or
IR:
Simon Harnest, 646-385-9008
VP of Corporate Strategy and Finance
simon.harnest@cellectis.com